UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON,
D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CIG Wireless Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

12551W 107

(CUSIP
Number)

Brian Meyer

Fir Tree Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

Tel. No.: (212) 599-0090

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Steven E. Siesser, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	12551W 107	13D	Page	2	of	22	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,892,772*
	8	SHARED VOTING POWER 89,202,402*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 89,202,402*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,095,174*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0%*
14	TYPE OF REPORTING PERSON CO

CUSIP No.	12551W 107	13D	Page	3	of	22	Pages

*For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Persons (defined below) there are (i) 78,084,315 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of January 21, 2015 (including 7,892,772 shares of restricted Common Stock, subject to vesting, forfeiture, anti-dilution and voting restrictions (such shares, while such restrictions are in effect, the “Restricted Stock”)), and (ii) 167,286,717 shares of Common Stock deemed issued and outstanding as of January 21, 2015 (including 89,202,402 shares of Common Stock beneficially owned or controlled by the Reporting Persons issuable upon conversion of the Series A-2 Preferred Stock (defined below)).  Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”), controls, 89,202,402 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (the “Series A-2 Preferred Stock”), which as of January 21, 2015 and as of the date of this Amendment No. 7 to Schedule 13D (the “Filing Date”), are convertible into 89,202,402 shares of Common Stock. In addition, pursuant to the award agreements between the Issuer and certain officers, directors and employees of the Issuer (collectively, the “Restricted Stockholders”) governing the Restricted Stock, the Restricted Stockholders have appointed Fir Tree to act as their proxy and attorney-in-fact to vote all of their respective shares of Restricted Stock with respect to all matters to which the Restricted Stockholders are entitled to vote. The Reporting Persons are therefore deemed to beneficially own 97,095,174 shares of Common Stock, of which 97,095,174 shares, 44,601,201 shares and 44,601,201 shares are beneficially owned by each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, representing 58.0%, 26.7% and 26.7%, respectively, of the shares of Common Stock of the Issuer deemed issued and outstanding as of January 21, 2015 and the Filing Date.  According to information provided to the Reporting Persons by the Issuer, there were 1,680,492 shares of the Issuer’s Series B 6% 2012 Convertible Redeemable Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) issued and outstanding as of January 21, 2015 and as of the Filing Date, which shares are convertible into 1,680,492 shares of Common Stock and are held by persons unrelated to the Reporting Persons.  The holders of the Series B Preferred Stock vote with the Common Stock on an as-converted basis in all matters to which the holders of Common Stock are entitled to vote.  When taking into account the voting power of the Series B Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Persons collectively represent 57.5%, 26.4% and 26.4% for each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, of the voting power of the Common Stock as of January 21, 2015 and as of the Filing Date.

CUSIP No.	12551W 107	13D	Page	4	of	22	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity (LN) Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,601,201*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,601,201*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,601,201*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14	TYPE OF REPORTING PERSON PN

CUSIP No.	12551W 107	13D	Page	5	of	22	Pages

*For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Persons (defined below) there are (i) 78,084,315 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of January 21, 2015 (including 7,892,772 shares of restricted Common Stock, subject to vesting, forfeiture, anti-dilution and voting restrictions (such shares, while such restrictions are in effect, the “Restricted Stock”)), and (ii) 167,286,717 shares of Common Stock deemed issued and outstanding as of January 21, 2015 (including 89,202,402 shares of Common Stock beneficially owned or controlled by the Reporting Persons issuable upon conversion of the Series A-2 Preferred Stock (defined below)).  Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”), controls, 89,202,402 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (the “Series A-2 Preferred Stock”), which as of January 21, 2015 and as of the date of this Amendment No. 7 to Schedule 13D (the “Filing Date”), are convertible into 89,202,402 shares of Common Stock. In addition, pursuant to the award agreements between the Issuer and certain officers, directors and employees of the Issuer (collectively, the “Restricted Stockholders”) governing the Restricted Stock, the Restricted Stockholders have appointed Fir Tree to act as their proxy and attorney-in-fact to vote all of their respective shares of Restricted Stock with respect to all matters to which the Restricted Stockholders are entitled to vote. The Reporting Persons are therefore deemed to beneficially own 97,095,174 shares of Common Stock, of which 97,095,174 shares, 44,601,201 shares and 44,601,201 shares are beneficially owned by each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, representing 58.0%, 26.7% and 26.7%, respectively, of the shares of Common Stock of the Issuer deemed issued and outstanding as of January 21, 2015 and the Filing Date.  According to information provided to the Reporting Persons by the Issuer, there were 1,680,492 shares of the Issuer’s Series B 6% 2012 Convertible Redeemable Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) issued and outstanding as of January 21, 2015 and as of the Filing Date, which shares are convertible into 1,680,492 shares of Common Stock and are held by persons unrelated to the Reporting Persons.  The holders of the Series B Preferred Stock vote with the Common Stock on an as-converted basis in all matters to which the holders of Common Stock are entitled to vote.  When taking into account the voting power of the Series B Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Persons collectively represent 57.5%, 26.4% and 26.4% for each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, of the voting power of the Common Stock as of January 21, 2015 and as of the Filing Date.

CUSIP No.	12551W 107	13D	Page	6	of	22	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree REF III Tower LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,601,201*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,601,201*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,601,201*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*
14	TYPE OF REPORTING PERSON OO

CUSIP No.	12551W 107	13D	Page	7	of	22	Pages

*For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Persons (defined below) there are (i) 78,084,315 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of January 21, 2015 (including 7,892,772 shares of restricted Common Stock, subject to vesting, forfeiture, anti-dilution and voting restrictions (such shares, while such restrictions are in effect, the “Restricted Stock”)), and (ii) 167,286,717 shares of Common Stock deemed issued and outstanding as of January 21, 2015 (including 89,202,402 shares of Common Stock beneficially owned or controlled by the Reporting Persons issuable upon conversion of the Series A-2 Preferred Stock (defined below)).  Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”), controls, 89,202,402 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share, of the Issuer (the “Series A-2 Preferred Stock”), which as of January 21, 2015 and as of the date of this Amendment No. 7 to Schedule 13D (the “Filing Date”), are convertible into 89,202,402 shares of Common Stock. In addition, pursuant to the award agreements between the Issuer and certain officers, directors and employees of the Issuer (collectively, the “Restricted Stockholders”) governing the Restricted Stock, the Restricted Stockholders have appointed Fir Tree to act as their proxy and attorney-in-fact to vote all of their respective shares of Restricted Stock with respect to all matters to which the Restricted Stockholders are entitled to vote. The Reporting Persons are therefore deemed to beneficially own 97,095,174 shares of Common Stock, of which 97,095,174 shares, 44,601,201 shares and 44,601,201 shares are beneficially owned by each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, representing 58.0%, 26.7% and 26.7%, respectively, of the shares of Common Stock of the Issuer deemed issued and outstanding as of January 21, 2015 and the Filing Date.  According to information provided to the Reporting Persons by the Issuer, there were 1,680,492 shares of the Issuer’s Series B 6% 2012 Convertible Redeemable Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) issued and outstanding as of January 21, 2015 and as of the Filing Date, which shares are convertible into 1,680,492 shares of Common Stock and are held by persons unrelated to the Reporting Persons.  The holders of the Series B Preferred Stock vote with the Common Stock on an as-converted basis in all matters to which the holders of Common Stock are entitled to vote.  When taking into account the voting power of the Series B Preferred Stock, the shares of Common Stock beneficially owned by the Reporting Persons collectively represent 57.5%, 26.4% and 26.4% for each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, of the voting power of the Common Stock as of January 21, 2015 and as of the Filing Date.

CUSIP No.	12551W 107	13D	Page	8	of	22	Pages

Note to Schedule 13D:

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed by Fir Tree on its own behalf and on behalf of Fir Tree Capital and Fir Tree REF. Fir Tree is the investment manager to Fir Tree Capital and Fir Tree REF, and has the authority to cause them to purchase securities issued by the Issuer and to exercise any and all voting rights associated with such securities. In addition, as a result of the Restricted Stockholders’ appointment of Fir Tree as their proxy and attorney-in-fact pursuant to the restricted stock award agreements between the Issuer and the Restricted Stockholders, Fir Tree has the sole power to vote the Restricted Stock, while the restrictions on such shares remain in effect, with respect to all matters to which the Restricted Stockholders are entitled to vote.

This Amendment No. 7 amends and supplements the Schedule 13D filed with respect to the Issuer filed by the Reporting Persons on August 12, 2013, as amended by Amendment No. 1 filed by the Reporting Persons on December 24, 2013, as amended by Amendment No. 2 filed by the Reporting Persons on January 6, 2014, as amended by Amendment No. 3 filed by the Reporting Persons on March 7, 2014, as amended by Amendment No. 4 filed by the Reporting Persons on March 14, 2014, as amended by Amendment No. 5 filed by the Reporting Persons on April 2, 2014 and as amended by Amendment No. 6 filed by the Reporting Persons on July 3, 2014.

The filing of this statement on Schedule 13D shall not be construed as an admission that each of Fir Tree, Fir Tree Capital or Fir Tree REF is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 97,095,174 shares of Common Stock held or beneficially owned by the other of them, as applicable. Pursuant to Rule 13d-4, each of Fir Tree, Fir Tree Capital and Fir Tree REF disclaim all such beneficial ownership.

On December 31, 2014, certain Class A membership interests in Communications Infrastructure Group LLC (“CIG LLC”), an indirect subsidiary of the Issuer, were automatically exchanged for 39,490,420 shares of Common Stock (the “Exchange Shares”) pursuant to the Amended and Restated Limited Liability Company Operating Agreement of CIG LLC, dated June 30, 2012, as amended (the “CIG LLC Agreement”). Pursuant to the CIG LLC Agreement, the holders of the Exchange Shares are obligated to deliver the Exchange Shares to the Issuer, on behalf and for the benefit of Fir Tree Capital and Fir Tree REF, and until so delivered, the Exchange Shares shall be held in trust by the holders thereof as the property of Fir Tree Capital and Fir Tree REF. As of the Filing Date, the Reporting Persons disclaim all pecuniary interest in the Exchange Shares solely for purposes of Section 13(d) of the Exchange Act. The Reporting Persons understand that the holders of the Exchange Shares will be responsible for making appropriate filings pursuant to Section 13(d) or Section 13(g) of the Exchange Act in connection with the issuance of the Exchange Shares. The filing of this Amendment No. 7 to Schedule 13D shall not be construed as an admission that any of the Reporting Persons is or was solely for the purposes of Section 13(d) of the Exchange Act the beneficial owner of any of the Exchange Shares. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim such beneficial ownership. The foregoing statements are without prejudice to all rights and remedies the Reporting Persons or any of their respective affiliates may have in connection with the Exchange Shares under the CIG LLC Agreement or otherwise, all of which are hereby expressly reserved.

CUSIP No.	12551W 107	13D	Page	9	of	22	Pages

Item 1. Security and Issuer.

Item 1 is hereby updated in its entirety as follows:

Securities Acquired:

Common stock, par value $0.00001 per share (“Common Stock”).

Issuer:

CIG Wireless Corp.

11120 South Crown Way, Suite 1

Wellington, FL 33414

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby updated in its entirety as follows:

As of January 21, 2015, Fir Tree Capital Opportunity (LN) Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”) and Fir Tree REF III Tower LLC, a Delaware limited liability company (“Fir Tree REF”) each own 44,601,201 shares of Series A-2 Convertible Preferred Stock, par value $0.00001 per share (the “Series A-2 Preferred Stock”), of the Issuer, which are convertible in the aggregate into 89,202,402 shares of Common Stock. In addition, Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Capital and Fir Tree REF, collectively, the “Reporting Persons”) has been appointed to act as proxy and attorney-in-fact to vote 7,892,772 restricted shares of Common Stock, subject to vesting, forfeiture, anti-dilution and voting restrictions (such shares, while such restrictions are in effect, the “Restricted Stock”), while such shares constitute Restricted Stock, with respect to all matters to which the holders thereof are entitled to vote. The Reporting Persons are therefore deemed to beneficially own 97,095,174 shares of Common Stock, of which 97,095,174 shares, 44,601,201 shares and 44,601,201 shares, are beneficially owned by each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, representing 58.0%, 26.7% and 26.7%, respectively, of the shares of Common Stock of the Issuer deemed issued and outstanding as of January 21, 2015 and as of the filing date of this Amendment No. 7 to Schedule 13D (the “Filing Date”).

All of the shares of the Series A-2 Preferred Stock held by Fir Tree Capital and Fir Tree REF have been acquired using the working capital of Fir Tree Capital and Fir Tree REF.

The filing of this statement on Schedule 13D shall not be construed as an admission that each of Fir Tree, Fir Tree Capital or Fir Tree REF is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 97,095,174 shares of Common Stock held or beneficially owned by the other of them, as applicable. Pursuant to Rule 13d-4, each of Fir Tree, Fir Tree Capital and Fir Tree REF disclaim all such beneficial ownership.

Item 4. Purpose of the Transaction.

Item 4 is hereby updated in its entirety as follows:

On August 1, 2013, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Fir Tree Capital and Fir Tree REF (together, the “Fir Tree Investors”), pursuant to which the Issuer sold to the Fir Tree Investors $34,999,997.64 of newly created (i) Series A-1 Non-Convertible Preferred Stock (the “Series A-1 Preferred Stock”) and (ii) Series A-2 Preferred Stock (together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”). The Series A-1 Preferred Stock is not convertible into Common Stock and each share of Series A-2 Preferred Stock is initially convertible on a one-for-one basis into the Issuer’s Common Stock. The terms, rights and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock, as filed by the Issuer with the Nevada Secretary of State on August 1, 2013 (the “Certificate of Designation”), as further discussed in Item 6 below.

The Reporting Persons purchased the Series A Preferred Stock for investment purposes based on the belief that such securities, when purchased, represented an attractive investment opportunity.

On December 18, 2013, the Issuer issued to the Fir Tree Investors, in lieu of cash dividends of $525,997.65 for the quarter ended September 30, 2013, the following securities: (i) 5,259.98 shares of Series A-1 Preferred Stock; and (ii) 444,406 shares of Series A-2 Preferred Stock (the “Dividend Shares”). Further, on December 18, 2013, the Issuer also issued to the Fir Tree Investors 102.48 shares of Series A-1 Preferred Stock and 88 shares of Series A-2 Preferred Stock to satisfy any accrued dividends accrued on the Dividend Shares for the period from October 1, 2013 through the date such Dividend Shares were issued on December 18, 2013.

CUSIP No.	12551W 107	13D	Page	10	of	22	Pages

Further, on December 18, 2013 the Fir Tree Investors purchased an additional 60,000 shares of Series A-1 Preferred Stock and 5,139,192 shares of Series A-2 Preferred Stock for an aggregate purchase price of $6,000,000 pursuant to the terms of the Purchase Agreement and a Supplemental Agreement entered into with the Issuer on December 18, 2013.

On January 2, 2014, the Issuer issued to the Fir Tree Investors, in lieu of cash dividends of $826,106 for the quarter ended December 31, 2013, the following securities: (i) 8,261.08 shares of Series A-1 Preferred Stock; and (ii) 764,288 shares of Series A-2 Preferred Stock.

On February 27, 2014, the Issuer granted awards of an aggregate of 7,080,256 shares of Restricted Stock (the “Awards”) under the Issuer’s 2014 Equity Incentive Plan (the “Plan”) to certain officers, directors and employees of the Issuer (the “Restricted Stockholders”). Pursuant to the Award Agreements (defined below), each Restricted Stockholder has appointed Fir Tree to act as their proxy and attorney-in-fact to vote all of their respective shares of Restricted Stock with respect to all matters to which the Restricted Stockholders are entitled to vote.

On March 7, 2014, the Fir Tree Investors purchased an additional 30,000 shares of Series A-1 Preferred Stock and 3,230,442 shares of Series A-2 Preferred Stock for an aggregate purchase price of $3,000,000 pursuant to the terms of the Purchase Agreement and a Second Supplemental Agreement (the “Second Supplemental Agreement”) entered into with the Issuer on March 7, 2014. The Second Supplemental Agreement is attached as Exhibit 16. Further, on March 7, 2014, the Issuer issued to the Fir Tree Investors 3,900 shares of Series A-1 Preferred Stock and 402,596 shares of Series A-2 Preferred Stock in connection with an indemnification claim made by the Fir Tree Investors pursuant to the Purchase Agreement (shares issued in connection with such any such indemnity claim, the “Indemnity Shares”). The terms of the issuance of the Indemnity Shares are set forth in the Second Supplemental Agreement.

Further, on March 7, 2014, under the Second Supplemental Agreement, the Issuer issued to the Fir Tree Investors 394,276 shares of Series A-2 Preferred Stock for the purpose of correcting certain computational errors in calculations for certain prior issuances of Series A-2 Preferred Stock to the Fir Tree Investors.

On March 31, 2014, the Issuer issued an additional 385,413 shares of Restricted Stock to the Restricted Stockholders purportedly pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances of the Indemnity Shares on March 7, 2014.

On April 1, 2014, the Issuer issued to the Fir Tree Investors, in lieu of cash dividends of $949,905 for the quarter ended March 31, 2014, the following securities: (i) 9,499.06 shares of Series A-1 Preferred Stock; and (ii) 1,040,744 shares of Series A-2 Preferred Stock.

On April 2, 2014, the Issuer issued an additional 110,407 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on April 1, 2014, as described herein. On April 17, 2014, 5,951 shares of Restricted Stock were forfeited by a Restricted Stockholder under the Plan as a result of such Restricted Stockholder’s termination of employment with the Issuer.

On July 1, 2014, the Issuer issued to the Fir Tree Investors, in lieu of cash dividends of $1,047,264.50 for the quarter ended June 30, 2014, the following securities: (i) 10,472.66 shares of Series A-1 Preferred Stock; and (ii) 1,165,502 shares of Series A-2 Preferred Stock.

On July 1, 2014, the Issuer issued an additional 123,546 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein. On August 22, 2014, 6,095 shares of Restricted Stock were forfeited by a Restricted Stockholder under the Plan as a result of such Restricted Stockholder’s termination of employment with the Issuer.

On August 26, 2014, the Issuer issued to the Fir Tree Investors the following Indemnity Shares: (i) 5,000 shares of Series A-1 Preferred Stock; and (ii) 561,106 shares of Series A-2 Preferred Stock.

On August 26, 2014, the Issuer issued an additional 59,479 shares of Restricted Stock to the Restricted Stockholders purportedly pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances of the Indemnity Shares on even date therewith.

On October 1, 2014, the Issuer issued to the Fir Tree Investors in lieu of cash dividends of $1,087,091.70 for the quarter ended September 30, 2014, the following securities: (i) 10,870.92 shares of Series A-1 Preferred Stock; and (ii) 1,239,056 shares of Series A-2 Preferred Stock.

On October 1, 2014, the Issuer issued an additional 131,239 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein.

CUSIP No.	12551W 107	13D	Page	11	of	22	Pages

On December 31, 2014, the Issuer issued to the Fir Tree Investors 42,959,756 shares of Series A-2 Preferred Stock pursuant to the anti-dilution provisions contained in the Certificate of Designation, which issuance was triggered by the exchange of certain Class A Interests in Communications Infrastructure Group LLC (“CIG LLC”), an indirect subsidiary of the Issuer, for shares of Common Stock pursuant to the Amended and Restated Limited Liability Company Agreement of CIG LLC, dated June 30, 2012, as amended. On December 31, 2014, 4,890 shares of Restricted Stock were forfeited by a Restricted Stockholder under the Plan as a result of such Restricted Stockholder’s termination of employment with the Issuer.

On January 2, 2015, the Issuer issued to the Fir Tree Investors, in lieu of cash dividends of $1,118,533.13 for the quarter ended December 31, 2014, (i) 11,185.34 shares of Series A-1 Preferred Stock; and (ii) 2,568,404 shares of Series A-2 Preferred Stock.

On January 2, 2015, the Issuer issued an additional 127,181 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein.

In January 2015, the Issuer learned that certain of the anti-dilution issuances under the Plan were inadvertent and overstated the calculation of previous issuances. The Issuer, the Restricted Stockholders and the Fir Tree Investors took various steps to correct such issuances.

Pursuant to a letter agreement (the “Letter Agreement”) entered into between the Fir Tree Investors and the Issuer, effective as of January 21, 2015, the Issuer and the Fir Tree Investors agreed to and acknowledged the cancellation and disposition to the Issuer of 5,106 shares of Series A-2 Preferred Stock held by the Fir Tree Investors, which represented the overstated number of shares that had been issued to the Fir Tree Investors. The 5,106 shares of Series A-2 Preferred Stock held by the Fir Tree Investors were canceled and disposed of to the Issuer for no value, as approved by the Issuer’s board of directors.

The foregoing description of the Letter Agreement is generalized, does not purport to be complete and is subject to and qualified in its entirety to the full text of the Letter Agreement, which has been attached hereto as Exhibit 24 and which is incorporated herein by reference.

Effective as of January 21, 2015, the Issuer and the Restricted Stockholders agreed to and acknowledged the cancellation and disposition to the Issuer of 107,813 shares in the aggregate of Restricted Stock held by the Restricted Stockholders, which represented the overstated number of shares that had been issued to the Restricted Stockholders. The 107,813 shares of Restricted Stock held by the Restricted Stockholders were canceled and disposed of to the Issuer for no value, as approved by the Issuer’s board of directors.

Pursuant to the Certificate of Designation, (i) as long as any shares of Series A-1 Preferred Stock or any shares of Series A-2 Preferred Stock remain outstanding, the Issuer shall not change the number of directors which constitute the Issuer’s board of directors, currently five, without the prior affirmative vote or prior written consent of the Fir Tree Investors except in connection with the automatic board expansion upon an event of default, as further described below, (ii) as long as any shares of Series A-1 Preferred Stock remain outstanding, the Fir Tree Investors, as the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, voting as a separate class, shall be entitled to elect two directors of the Issuer (“Series A-1 Directors”), provided that upon the occurrence of an Event of Default (as defined below) under the Certificate of Designation, the size of the Issuer’s board of directors shall automatically increase to seven and the Fir Tree Investors shall be entitled to elect two additional directors of the Issuer, and (iii) as long as any shares of Series A-2 Preferred Stock remain outstanding, the Fir Tree Investors, as the holders of a majority of the outstanding shares of Series A-2 Preferred Stock, voting as a separate class, shall be entitled to elect the number of directors of the Issuer equal to the difference (but not less than zero) of (x) two minus (y) the number of Series A-1 Directors then able to be elected.

In addition to the foregoing board designation rights, the Certificate of Designation also contains additional protective provisions, including restrictive covenants which prohibit the Issuer and its subsidiaries from taking certain actions without the prior affirmative vote or prior written consent of the Fir Tree Investors. A description of such protective provisions is set forth in Item 6 below.

On August 1, 2013, the Issuer amended its bylaws to, among other things, reflect the board designation rights of the holders of the Series A Preferred Stock.

On September 23, 2013, the Issuer further amended its bylaws to, among other things, provide that (i) special meetings of the shareholders of the Issuer holding Series A-1 Preferred Stock or Series A-2 Preferred Stock may be called at any time by the holders of ten percent (10%) of the voting shares of the Series A-1 Preferred Stock or Series A-2 Preferred Stock, respectively, or by the President, or by the board of directors or a majority thereof, (ii) special meetings called by the shareholders may be held either within or without of the State of Nevada, as determined by the shareholders calling said meeting, (iii) shareholder action may be taken by written consent signed by the shareholders holding at least a majority of the voting power entitled to vote on such action (except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required) and (iv) board action may be taken by written consent thereto signed by all members of the Board of Directors, provided that, a written consent is not required to be signed by a common or interested director who abstains in writing from providing consent or a director who is party to an action, suit or proceeding who abstains in writing from providing consent.

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Except in connection with the board designation rights and protective provisions described above, the holders of the Series A-1 Preferred Stock do not have general voting rights. The holders of the Series A-2 Preferred Stock are entitled to vote, together with the holders of Common Stock as a single class, on all matters on which the holders of Common Stock are entitled to vote.

The Purchase Agreement and the Certificate of Designation contain certain provisions relating to the Fir Tree Investors’ possible acquisition of additional shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock as discussed in Item 6.

The Reporting Persons may participate in and influence the affairs and strategic direction of the Issuer through (i) the exercise of their voting rights with respect to (A) the shares of the Series A Preferred Stock owned by the Reporting Persons and (B) the shares of Restricted Stock, (ii) the exercise of their right under the terms of the Certificate of Designation and bylaws to nominate director(s) to serve on the Issuer’s board of directors, and (iii) as a result of the protective provisions contained in the Certificate of Designation (described in Item 6 below). The summary of certain rights of Fir Tree Capital and Fir Tree REF pursuant to the Certificate of Designation and bylaws described in this Item 4 is qualified in the entirety by the Certificate of Designation and bylaws set forth in Exhibit 3, Exhibit 8 and Exhibit 9, respectively, and are incorporated in this Item 4 by reference.

Although the Reporting Persons have no specific plan or proposal to acquire additional shares or dispose of shares of the Issuer’s securities, except as provided in the Purchase Agreement and Certificate of Designation or the Award Agreements, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares or dispose of any or all of their shares depending upon an on-going evaluation of the investment in the Issuer’s securities, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, the nomination of directors to the board of directors and the composition of the board of directors. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares or the disposition of shares of Series A Preferred Stock or Common Stock, if any, held by the Reporting Persons or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

A further description of the Purchase Agreement and Certificate of Designations is set forth in Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby updated in its entirety as follows:

(a) Fir Tree beneficially owns (i) 7,892,772 shares of Restricted Stock as to which Fir Tree has sole voting power while the restrictions on such shares are in effect, and (ii) 89,202,402 shares of Series A-2 Preferred Stock, of which 44,601,201 shares and 44,601,201 shares, are owned by each of Fir Tree Capital and Fir Tree REF, respectively, which as of January 21, 2015 and as of the Filing Date, are convertible in the aggregate into 89,202,402 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 97,095,174 shares of Common Stock, of which 97,095,174, 44,601,201 shares and 44,601,201 shares, are beneficially owned by each of Fir Tree, Fir Tree Capital and Fir Tree REF, respectively, representing 58.0%, 26.7% and 26.7%, respectively, of the shares of Common Stock of the Issuer deemed issued and outstanding as of January 21, 2015 and as of the Filing Date. Such percentages of beneficial ownership of the Reporting Persons were calculated by dividing (x) 97,095,174 (the respective shares of Common Stock deemed to be beneficially owned by Fir Tree, Fir Tree Capital and Fir Tree REF as of January 21, 2015 and as of the Filing Date (as set forth in the prior sentence) by (y) the sum of (i) 78,084,315 shares of Common Stock (which was the number of shares of Common Stock (including shares of Restricted Stock) outstanding as of January 21, 2015 and as of the Filing Date, based on information provided to the Reporting Persons by the Issuer and excluding shares of Common Stock issuable upon conversion of the Series B Preferred Stock, discussed below) and (ii) 89,202,402 shares of Common Stock issuable upon conversion of the Series A-2 Preferred Stock beneficially owned by the Reporting Persons.

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Based on information provided to the Reporting Persons by the Issuer, as of January 21, 2015 and as of the Filing Date, (i) there are 1,680,492 shares of Series B 6% 2012 Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) issued and outstanding as of January 21, 2015 and as of the Filing Date, (ii) each share of the Series B Preferred Stock is convertible at the holder’s option into one share of Common Stock and (iii) holders of Series B Convertible Preferred Stock, none of whom is related to or affiliated with the Reporting Persons, are entitled to vote together with the holders of Common Stock as a single class on all matters on which the holders of Common Stock are entitled to vote. When calculating the voting power of the Common Stock beneficially owned by the Reporting Persons on an as converted to Common Stock basis including shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the voting power of the shares of Common Stock beneficially owned by Fir Tree, Fir Tree Capital and Fir Tree REF represents 57.5%, 26.4% and 26.4% of the issued outstanding shares of Common Stock, respectively. Such percentages of voting power of the Reporting Persons were calculated by dividing (x) the respective shares of Common Stock deemed to be beneficially owned by Fir Tree, Fir Tree Capital and Fir Tree REF as of January 21, 2015 and as of the Filing Date (as set forth above) by (y) the sum of (i) 79,764,807 shares of Common Stock (which was the number of shares of Common Stock (including shares of Restricted Stock) outstanding as of January 21, 2015 and as of the Filing Date, based on information provided to the Reporting Persons by the Issuer and includes shares of Common Stock issuable upon conversion of the Series B Preferred Stock) and (ii) 89,202,402 shares of Common Stock issuable upon conversion of the Series A-2 Preferred Stock beneficially owned by the Reporting Persons.

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Capital and the manager of Fir Tree REF have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons. However, the Reporting Persons have certain rights regarding the disposition of shares of Common Stock held by certain third parties, as and to the extent described in the Housatonic Rights Agreement (as defined below), discussed in Item 6 below. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock subject to the Housatonic Rights Agreement.

(b) Fir Tree, as the investment manager of Fir Tree Capital and Fir Tree REF, has the shared power to vote and dispose of the 89,202,402 shares of Series A-2 Preferred Stock, as well as the shares of Common Stock issuable upon conversion thereof. In addition, as a result of the Restricted Stockholders’ appointment of Fir Tree as their proxy and attorney-in-fact pursuant to the Award Agreements, Fir Tree has the sole power to vote the Restricted Stock, while the restrictions on such shares remain in effect, with respect to all matters to which the Restricted Stockholders are entitled to vote.

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree, the general partner of Fir Tree Capital and the manager of Fir Tree REF have no power to vote or to direct the vote, no power to dispose or to direct the disposition, nor shared power to dispose or to direct the disposition of the Common Stock separate from the shares held by the Reporting Persons. However, the Reporting Persons have certain rights regarding the disposition of shares of Common Stock held by certain third parties, as and to the extent described in the Housatonic Rights Agreement, discussed in Item 6 below. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock subject to the Housatonic Rights Agreement.

The filing of this statement on Schedule 13D shall not be construed as an admission that each of Fir Tree, Fir Tree Capital or Fir Tree REF is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the 97,095,174 shares of Common Stock held or beneficially owned by the other of them, as applicable. Pursuant to Rule 13d-4, each of Fir Tree, Fir Tree Capital and Fir Tree REF disclaim all such beneficial ownership.

(c) Except as described above with respect to the December 31, 2014 and January 2, 2015 issuances to the Fir Tree Investors and pursuant to the Letter Agreement, which information is incorporated herein by reference, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during (x) the sixty days prior to the obligation to file this Amendment No. 7 to Schedule 13D, and (y) the period between December 31, 2014 and the filing date of this Amendment No. 7 to Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby updated in its entirety as follows:

Restricted Stock Awards. On February 27, 2014, the Issuer granted the Awards pursuant to the Plan. In connection with the Awards, the Issuer and each of the Restricted Stockholders entered into award agreements reflecting the terms of the Awards (the “Award Agreements,” and each, an “Award Agreement”). In each case other than Paul McGinn, the Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors, and one other employee, the Award Agreements were executed substantially in the form of Exhibit 11 hereto. Pursuant to the Award Agreements, all of the Restricted Stockholders have appointed Fir Tree to act as their proxy and attorney-in-fact to vote all of their respective shares of Restricted Stock for so long as the restrictions on such shares remain in effect.

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The Restricted Stock is subject to vesting, forfeiture, voting and anti-dilution provisions set forth in the Award Agreements. If, while any of the restrictions on the Restricted Stock remain in effect, any merger, consolidation, reorganization or similar change in the shares of Common Stock occurs, then any new securities to which the Restricted Stockholder is entitled by reason of his or her ownership of Restricted Stock will also be treated as Restricted Stock. On March 31, 2014, the Issuer issued an additional 385,413 shares of Restricted Stock to the Restricted Stockholders purportedly pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issues of Indemnity Shares on March 7, 2014. On April 2, 2014, the Issuer issued an additional 110,407 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on April 1, 2014. On April 17, 2014, 5,951 shares of Restricted Stock were forfeited by a Restricted Stockholder under the Plan as a result of such Restricted Stockholder’s termination of employment with the Issuer. On July 1, 2014, the Issuer issued an additional 123,546 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein. On August 26, 2014, the Issuer issued an additional 59,479 shares of Restricted Stock to the Restricted Stockholders purportedly pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuance of Indemnity Shares on even date therewith. On October 1, 2014, the Issuer issued an additional 131,239 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein. On August 22, 2014, 6,095 shares of Restricted Stock were forfeited by a Restricted Stockholder under the Plan as a result of such Restricted Stockholder’s termination of employment with the Issuer. On December 31, 2014, 4,890 shares of Restricted Stock were forfeited by a Restricted Stockholder under the Plan as a result of such Restricted Stockholder’s termination of employment with the Issuer. On January 2, 2015, the Issuer issued an additional 127,181 shares of Restricted Stock to the Restricted Stockholders pursuant to the anti-dilution provisions contained in the Award Agreements, which were triggered by the issuances to the Fir Tree Investors on even date therewith, as described herein. Effective as of January 21, 2015, the Issuer and the Restricted Stockholders agreed to and acknowledged the cancellation and disposition to the Issuer of 107,813 shares in the aggregate of Restricted Stock held by the Restricted Stockholders. The 107,813 shares of Restricted Stock held by the Restricted Stockholders were canceled and disposed of to the Issuer for no value, as approved by the Issuer’s board of directors. The cancellation was effected to correct the overstated calculation of previous issuances in respect of the anti-dilution protection described above.

The description of the terms of the Award Agreements contained herein are summaries of the certain terms of the Award Agreements and do not purport to be complete and are qualified in their entirety by reference to the Award Agreements, which are incorporated herein by reference.

Securities Purchase Agreement. On August 1, 2013, the Issuer entered into the Purchase Agreement with the Fir Tree Investors, pursuant to which the Issuer sold to the Fir Tree Investors the Series A Preferred Stock as described in Item 4. The signing and closing of the Purchase Agreement occurred on August 1, 2013 (the “Closing”), and the funding occurred on August 2, 2013. The Purchase Agreement contains representations, warranties and covenants of the Issuer and the Fir Tree Investors, including, among others, indemnification obligations of the Issuer for the benefit of the Fir Tree Investors. The terms, rights and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation, discussed further below. At the Closing, the parties also executed and delivered a Registration Rights Agreement for the benefit of the Fir Tree Investors, discussed further below. Among other terms, the Purchase Agreement provides that, at any time until December 31, 2014, the Issuer had the conditional right to put to the Fir Tree Investors up to $25,000,000, in whole increments of $1,000,000, of additional shares of Series A-1 Preferred Stock, the proceeds of which would be used to fund acquisitions, if such acquisition and put exercise was approved by the Fir Tree Investors, in their sole discretion (the “Conditional Put”). The Conditional Put was subject to satisfaction of certain other conditions set forth in the Purchase Agreement. In connection with each issuance of $1,000,000 of Series A-1 Preferred Stock, the Issuer would issue to the Fir Tree Investors shares of Series A-2 Preferred Stock convertible into 1.36% of the Common Stock on a fully diluted basis.

The Issuer exercised its Conditional Put and sold to the Fir Tree Investors an additional 60,000 shares of Series A-1 Preferred Stock and 5,139,192 shares of Series A-2 Preferred Stock for an aggregate purchase price of $6,000,000 on December 18, 2013, pursuant to the terms of the Purchase Agreement and a Supplemental Agreement entered into with the Issuer on December 18, 2013.

The Issuer exercised its Conditional Put and sold to the Fir Tree Investors an additional 30,000 shares of Series A-1 Preferred Stock and 3,230,442 shares of Series A-2 Preferred Stock for an aggregate purchase price of $3,000,000 on March 7, 2014, pursuant to the terms of the Purchase Agreement and the Second Supplemental Agreement.

Further, on March 7, 2014, the Issuer issued to the Fir Tree Investors the following Indemnity Shares: (i) 3,900 shares of Series A-1 Preferred Stock; and (ii) 402,596 shares of Series A-2 Preferred Stock. On August 26, 2014, the Issuer issued to the Fir Tree Investors the following Indemnity Shares: (i) 5,000 shares of Series A-1 Preferred Stock; and (ii) 561,106 shares of Series A-2 Preferred Stock. The terms of the issuance of the Indemnity Shares are set forth in the Second Supplemental Agreement. Further, on March 7, 2014, under the Second Supplemental Agreement, the Issuer issued to the Fir Tree Investors 394,276 shares of Series A-2 Preferred Stock for the purpose of correcting certain computational errors in calculations for certain prior issuances of Series A-2 Preferred Stock to the Fir Tree Investors.

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Series A-1 and Series A-2 Preferred Stock. The terms, rights and privileges of the Series A Preferred Stock are set forth in the Certificate of Designation. Set forth below are summaries of the respective voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of, the Series A Preferred Stock. Any and all rights, preferences and obligations set forth below which are applicable to the Fir Tree Investors will also be applicable to any successors or assigns of the Fir Tree Investors.

Rank. The Series A-1 Preferred Stock ranks, with respect to dividend payments and distributions of the Issuer’s assets upon a Liquidation Event (as defined below), senior to (i) the Series A-2 Preferred Stock, the Series B Preferred Stock, the Common Stock and certain membership interests in a subsidiary of the Issuer, which are held by third parties (the “Minority Interests”), and all other now or subsequently existing classes and series of capital stock of the Issuer; and (ii) any other equity or equity-linked securities, unless approved by the Fir Tree Investors. The Series A-2 Preferred Stock ranks with respect to dividend payments and distributions of the Issuer’s assets upon a Liquidation Event, (a) junior to the Series A-1 Preferred Stock, (b) senior to the Series B Preferred Stock, the Common Stock, the Minority Interests and all other now or subsequently existing classes and series of capital stock of the Issuer, and (c) except for the Series A-1 Preferred Stock, senior to any other equity or equity-linked securities unless approved by the Fir Tree Investors.

Preference. The preferences of each share of Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively, with respect to dividend payments and distributions of the Issuer’s assets upon a Liquidation Event, are equal to the preferences of every other share of Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively, from time to time outstanding, in every respect.

Dividends. The holders of Series A-1 Preferred Stock are entitled to receive cumulative dividends quarterly in arrears at a rate, based on the Series A-1 Stated Value (as defined below), of (a) 9% per annum, or upon the occurrence of an Event of Default (as defined below), 15% per annum, for each of the first three one-year periods commencing on August 1, 2013, (b) 11% per annum, or upon the occurrence of an Event of Default, 17% per annum, for the one-year period commencing on August 1, 2016, and (c) 13% per annum, or upon the occurrence of an Event of Default, 19% per annum, for the one-year period commencing on August 1, 2017 (the “Series A-1 Preferred Dividends”). The Series A-1 Preferred Dividends are payable in cash or, if prohibited from paying in cash under applicable Nevada law or by the terms of the Issuer’s Senior Debt (as defined below), then in-kind through issuance of an equivalent number of shares of Series A-1 Preferred Stock. The holders of Series A-2 Preferred Stock are not entitled to receive dividends, except that the Series A-2 Preferred Stock shall participate in any dividends that may be declared on the Common Stock on an as-converted basis.

The holders of Common Stock are not permitted to receive dividends in respect of the Common Stock during any fiscal year unless and until all outstanding Series A-1 Preferred Dividends have been paid or declared and set apart in cash for payment.

Liquidation Rights. Upon the occurrence of a Liquidation Event, (a) the holders of the Series A-1 Preferred Stock are entitled to receive, on a pro rata basis, prior to any distribution of any of the assets or surplus funds to the holders of Series A-2 Preferred Stock, Series B Preferred Stock, Common Stock, the Minority Interests, or any other class or series of capital stock, an amount equal to (the “Series A-1 Preference Payment”): (x) the then-current Series A-1 Stated Value, plus (y) all Series A-1 Preferred Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, plus (z) if any, the applicable Series A-1 Premium (as defined below), and (b) subject to the rights of the Fir Tree Investors as holders of Series A-1 Preferred Stock, the Fir Tree Investors as holders of the Series A-2 Preferred Stock are entitled to receive, on a pro rata basis, prior to any distribution of any of the assets or surplus funds to the holders of the Series B Preferred Stock, the Common Stock, the Minority Interests, or any other class or series of capital stock (other than the Series A-1 Preferred Stock), for each share of Series A-2 Preferred Stock, an amount equal to (the “Series A-2 Preference Payment”) the quotient of (x) the greatest of (A) the fair market value of the Issuer, (B) the Threshold TCF (as defined below), and (C) 200% of the aggregate dollar amount of consideration actually paid by all of the Fir Tree Investors to the Issuer in consideration of the Series A-1 Preferred Stock and Series A-2 Preferred Stock issued to the Fir Tree Investors, divided by (y) the number of shares of Common Stock on a fully diluted basis as of the close of business on the last day of the last fiscal quarter that ended immediately preceding such date.

Voting Rights. The Certificate of Designation also contains certain provisions relating to voting rights of the Series A Preferred Stock and the rights of Fir Tree Capital and Fir Tree REF to designate directors as discussed in Item 4 above. Prior to the closing of Series A Preferred Stock transaction, effective August 1, 2013, Messrs. Sebastien Koechli and Gert Rieder resigned from the Issuer’s board of directors. Neither Mr. Koechli nor Mr. Rieder expressed any disagreements with the Issuer in connection with their respective resignations. On August 2, 2013, the Fir Tree Investors elected Messrs. Scott Troeller and Jarret Cohen, both executives of Fir Tree, as the Series A-1 Directors.

Additionally, the Certificate of Designation contains provisions which, so long as any shares of the Series A-1 Preferred Stock or the Series A-2 Preferred Stock are outstanding, prohibit the Issuer and its subsidiaries from taking certain actions without the prior affirmative vote or prior written consent of the Fir Tree Investors. The following is a summary of those actions:

•	amending the Issuer’s articles of incorporation or bylaws, or the Certificate of Designation or in any way changing the preferences, privileges, rights or powers with respect to the Series A-1 Preferred Stock or Series A-2 Preferred Stock or reclassifying any class of stock;

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•	subject to certain exceptions (including the Issuer’s right to issue junior securities provided that certain equity conditions, discussed below, have been satisfied), issuing additional securities;

•	increasing the number of authorized shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock or issuing any shares of Series A-1 Preferred Stock or Series A-2 Preferred Stock other than in accordance with the express terms of the Certificate of Designation or the Purchase Agreement;

•	agreeing to any restriction on the Issuer’s ability to satisfy its obligations or to honor the exercise of any rights of the Fir Tree Investors;

•	subject to certain exceptions, redeeming or purchasing any shares of capital stock of the Issuer or any subsidiary;

•	acquiring any material properties, assets or business unless it is approved by the Issuer’s chief executive officer and at least one director elected by the Fir Tree Investors, in such director’s sole discretion;

•	engaging in any new business or investing in the securities of any other person;

•	entering into certain customary liquidation events, change of control events or any other transaction involving the disposition of a substantial portion of the assets of the Issuer or its subsidiaries;

•	creating any direct or indirect subsidiary, entering into any joint venture or similar arrangement, becoming a partner in any general or limited partnership or entering into any contract permitting third party management rights with respect to the business of the Issuer or any of its Subsidiaries, unless it is approved by the Issuer’s chief executive officer and at least one director elected by the Fir Tree Investors, in such director’s sole discretion;

•	approving the annual budget and business plan of the Issuer or any changes thereto;

•	subject to certain exceptions, making any expenditures, individually, in excess of $250,000 or in the aggregate in excess of $500,000, that are not included in an approved budget, or any expenditure that exceeds by 10% the amount for such expenditure in an approved budget;

•	changing the number of directors which constitutes the Issuer’s board of directors except in connection with the automatic board expansion upon an event of default, as further described in Item 4 above;

•	subject to certain exceptions, incurring or increasing any liability for borrowed money;

•	subject to certain exceptions, assuming or become liable for or guarantying the obligations of any other person;

•	subject to certain exceptions, canceling any liability or debt owed to it;

•	subject to certain exceptions, incurring any lien or other encumbrance on any of its properties or assets;

•	other than intercompany transactions, entering into any transaction with any related party in an aggregate amount in excess of $100,000 or amending any material provision of, or waiving any material right of the Issuer or any subsidiary under, any agreement with a related party;

•	paying dividends or distributions other than the Series A-1 Preferred Dividends and dividends on the Series B Preferred Stock;

•	changing the employment status of the chief executive officer or chief financial officer of the Issuer or any subsidiary, or amending the compensation, benefits or severance of any executive officer of the Issuer or any subsidiary, except if included in the approved budget;

•	amending the certificate of formation or limited liability company agreement or any or other organizational, charter or operating documents of any subsidiary or in any way change the preferences, privileges, rights or powers with respect to, or reclassify, any class of equity interests of any subsidiary; or

•	entering into an agreement to do any of the foregoing.

Notwithstanding the above restricted actions, the Issuer has the right, without the approval of the Fir Tree Investors, to issue and sell equity securities ranking junior to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock provided that certain conditions are satisfied, including, among other things, that: (a) the securities to be issued are on terms and conditions more favorable to the Issuer and its stockholders than the Series A-1 Preferred Stock and Series A-2 Preferred Stock, as determined in good faith by a committee of the Issuer’s board of directors consisting solely of directors who are not also employees or officers or the Issuer and based on a written opinion of a nationally recognized financial advisor to such committee, which advisor and opinion shall be acceptable to the Fir Tree Investors; (b) the Fir Tree Investors have a right of first refusal with respect to such offering, and if all of the Fir Tree Investors decline to exercise such right, they shall be entitled to exercise their full pre-emptive rights with respect to such offering; (c) the purchaser(s) in such offering shall have specified eligibility criteria and such other criteria as the Issuer and the Fir Tree Investors may mutually agree at the time of such offering; (d) the Fir Tree Investors shall be entitled to the benefit of any anti-dilution protection provided in the Certificate of Designation; and (e) unless waived by the Fir Tree Investors in their sole discretion, the number of shares of Common Stock, together with all shares underlying such securities, issued in such offering (together with (x) all other offerings of securities junior to the Series A-1 Preferred Shares and Series A-2 Preferred Shares and (y) all offerings during the 12 consecutive calendar month period ending with such offering) is less than 15% of the shares of Common Stock on a fully diluted basis.

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Conversion. Each share of the Series A-2 Preferred Stock is convertible at any time, at the holder’s option, into such number of fully paid and nonassessable shares of Common Stock as is obtained by dividing the notional value of such share (initially set at $1.00 per share, subject to adjustment for splits, dividends, and the like) then in effect by the initial conversion price of $1.00. Subject to certain customary exceptions, conversion price is subject to adjustment upon certain events, including, without limitation, an investment if the Issuer sells or is deemed to sell, securities for a price per share less than the then current conversion price.

Right of First Refusal on Future Financings; Preemptive Rights. The Certificate of Designation provides the holders of Series A-2 Preferred Stock with a right of first refusal in the event the Issuer desires to raise capital through any equity or debt financing transaction. For as long as any shares of Series A-2 Preferred Stock are outstanding, the Issuer is obligated to deliver to the holders of Series A-2 Preferred Stock a term sheet containing all of the significant terms of the proposed financing, which shall constitute an irrevocable offer to such holders, for a period of 15 days, to elect to provide the entire financing on the proposed terms. If such holders do not validly exercise their right to participate in the entire proposed financing, the Issuer shall have the right to consummate such financing on the proposed terms, subject to the preemptive rights of the holders of Series A-2 Preferred Stock, described below, and the other terms and conditions set forth in the Certificate of Designation. The foregoing right of refusal terminates if the holders of Series A-2 Preferred Stock collectively cease to own Series A-2 Preferred Stock or any other convertible securities of the Issuer equal to at least 10% of the Common Stock calculated on a fully diluted basis.

Pursuant to the Certificate of Designation, if the Issuer determines to consummate a third-party equity or debt financing as described above, then, to the extent the holders of the Series A-2 Preferred Stock do not exercise their right of first refusal in full, each holder of Series A-2 Preferred Stock has the preemptive right, with a right of over-subscription, to purchase up to such holder’s pro rata share of the securities, on the same terms and conditions being offered in the proposed financing (so that after giving effect to such purchase, each holder of Series A-2 Preferred Stock will own the same percentage of the capital stock of the Issuer (calculated on a fully diluted basis) that it owned immediately prior thereto).

Information Rights. The holders of the Series A Preferred Stock are entitled to certain information rights under the Certificate of Designation in the event that the Issuer is not subject to the periodic reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Redemptions of Series A-1 Preferred Stock. Subject to applicable state law, each holder of Series A-1 Preferred Stock has the option, at any time after the earlier to occur of August 1, 2018 and the occurrence of an Event of Default, to redeem all or any portion of the Series A-1 Preferred Stock at a price equal to the aggregate Series A-1 Preference Payment. Subject to applicable state law, the Issuer also has the right to redeem all (but not less than all) of the outstanding shares of Series A-1 Preferred Stock at any time after August 1, 2013, at a price equal to the aggregate Series A-1 Preference Payment.

Redemptions of Series A-2 Preferred Stock. Subject to applicable state law, each holder of Series A-2 Preferred Stock has the option, at any time during the period beginning on August 1, 2018 and ending on August 1, 2020, or immediately upon customary liquidation events, to redeem all or any portion of the Series A-2 Preferred Stock at a price equal to the Series A-2 Preference Payment as of the close of business on the last day of the last fiscal quarter then ended immediately preceding such date; provided, however, if certain conditions with the respect to the listing of the Common Stock and the Issuer’s market capitalization and trading volume are satisfied at the time of redemption, the Issuer may seek to arrange for an alternate disposition of the Series A-2 Preferred Stock in lieu of such redemption through arranged block trades, privately negotiated sales or registered offerings.

Sale Transaction. In the event (x) a holder of Series A-2 Preferred Stock exercises its optional right of redemption, discussed above, and the Issuer has not redeemed all of the shares of Series A-2 Preferred Stock subject to redemption on the required date, and such redemption remains uncompleted on the first anniversary thereof, or (y) the Issuer has sought to arrange for the alternate disposition of the Series A-2 Preferred Stock described above and all of the Series A-2 Preferred Stock subject thereto have not been sold by the date that is 18 months after the date the Issuer delivered notice of alternate disposition, then, in each case, the Fir Tree Investors have the right to initiate and compel a sale of the entire Issuer (a “Sale Transaction”). The Fir Tree Investors have the sole and exclusive authority over the Sale Transaction, including without limitation the right to: (i) engage financial advisors and/or investment bankers; (ii) determine the process surrounding the Sale Transaction, including selecting the parties to participate in such process, the right to accept or reject any offers, and the timing thereof; (iii) review, mark-up, comment on and negotiate the definitive agreements (subject to the Issuer’s reasonable opportunity to review and provide input); (iv) communicate with the purchaser parties and/or their representatives and participate in meetings with them; and (v) determine the structure and terms of the transaction, in each case, in the Fir Tree Investors’ sole discretion.

Additional Issuance of Series A Preferred Stock. The Series A-1 Investors are entitled to receive additional shares of Series A-2 Preferred Stock upon the occurrence of certain events. If the final determination of the LQA TCF is less than $1,700,000 per annum, if the total building cost for certain towers exceeds $4,300,000 and upon the occurrence of any other accretion on the Series A-1 Preferred Stock (including without limitation, the issuance of any Series A-1 Preferred Dividends), then the Issuer shall issue to the Series A-1 Investors an aggregate number of shares of Series A-2 Preferred Stock which would then be convertible into 1.36% of the Common Stock on a fully diluted basis for each $1,000,000 of the Aggregate A-1 Adjustment Amount, the Aggregate Additional A-1 Adjustment Amount and any accretion on the Series A-1 Preferred Stock, in each case, prorated for any portion of, or partial amount over, such $1,000,000 increment. The Fir Tree Investors are also entitled to receive shares of Series A-2 Preferred Stock upon each conversion of the Minority Interests into Common Stock, based on their then current pro rata ownership percentage of the fully diluted shares.

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As used in this Item 6, the following terms have the meanings ascribed thereto:

An “Event of Default” includes, among other events described in the Certificate of Designation, the following events: (a) if the Issuer or any of its subsidiaries takes any action in violation of, or which is not in compliance with, the Certificate of Designation; (b) any breach of, or non-compliance with, or “event of default,” under the Purchase Agreement by the Issuer; (c) any failure to redeem the Series A Preferred Stock in accordance with the Certificate of Designation; (d) any default under (i) any other agreement, document or instrument (x) to which both the Issuer and any Fir Tree Investor are parties or are otherwise both bound, or (y) any other agreement, document, or instrument to which the Issuer or any of its subsidiaries is a party or otherwise bound, which in the case of this clause (y) results in a liability, obligation or otherwise involves a payment by the Issuer or subsidiary in excess of $500,000, or (ii) the Senior Debt; (e) if the Issuer suffers certain cash shortfalls or property loss or damage; (f) if the Issuer or any subsidiary violates law; (g) if the Issuer or any subsidiary becomes subject to any judgment in excess of $100,000 or that would otherwise have a material adverse effect on the Issuer or its subsidiaries; or (h) the loss or revocation of any regulatory licenses or permits.

“Liquidation Event” shall mean, subject to certain exceptions: (i) any liquidation, dissolution or winding up of the issuer or substantially all of its subsidiaries, whether voluntary or involuntary; (ii) a consolidation or merger of the Issuer with or into any other company or companies which results in the stockholders of the Issuer owning less than thirty-five percent (35%) of the outstanding capital stock of the surviving entity; (iii) a sale, lease or exchange of all or substantially all of the assets of the Issuer or substantially all of the earning power of the Issuer and its subsidiaries; (iv) the issuance and/or sale by the Issuer in one transaction or a series of related transactions of shares of Common Stock (or securities convertible or exchangeable into or exercisable for shares of Common Stock) constituting a majority of the shares of Common Stock outstanding immediately following such issuance (treating all securities convertible or exchangeable into or exercisable for shares of Common Stock as having been fully converted, exchanged and exercised, without regard to any exercise, conversion or exchange limitations therein); (v) any other form of acquisition or business combination approved by the Issuer’s board of directors where the Issuer is the target of such acquisition and where a change in control occurs such that the person or entity seeking to acquire the Issuer has the power to elect (through contract, voting or otherwise) a majority of the Issuer’s board of directors as a result of the transaction; and (vi) any other liquidity events that a majority of the holders of the Series A Preferred Stock (voting separately as a class) and the Issuer’s board of directors mutually agree shall constitute a Liquidation Event.

“Senior Debt” means (i) all Indebtedness arising under the Credit Agreement, dated as of August 17, 2012, as amended, by and among CIG Comp Tower, LLC, an indirect subsidiary of the Issuer, the lenders who are from time-to-time party thereto, and Macquarie Bank Limited; (ii) any other indebtedness of the Issuer or its subsidiaries as shall be designated as “Senior Debt” by the Issuer’s board of directors, subject to the agreement of the Fir Tree Investors; and (iii) any indebtedness entered into in connection with the refinancing or replacement of such indebtedness.

“Series A-1 Premium” means, with respect to each share of Series A-1 Preferred Stock and at the time of determination of the Series A-1 Preference Payment in respect thereof, an amount equal to the product of (x) the sum of (i) the then current Series A-1 Stated Value, plus (ii) an amount equal to all Series A-1 Preferred Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, multiplied by (y) the following percentages: (A) on or before August 1, 2014, a premium of 3.0%; (B) after August 1, 2014 but on or before August 1, 2015, a premium of 2.0%; (C) after August 1, 2015 but on or before August 1, 2016, a premium of 1.0%; and (D) after August 1, 2016, no premium.

“Series A-1 Stated Value” means, as of any date of determination, with respect to each share of Series A-1 Preferred Stock, the sum of (x) one hundred dollars ($100.00) plus (y) the Per Share A-1 Adjustment Amount plus (z) the Additional Per Share A-1 Adjustment Amount, which Series A-1 Stated Value shall be subject to corresponding adjustment from time to time in the event of any stock dividend (other than the Series A-1 Preferred Dividends), stock split, reverse stock split, reclassification, stock combination or other recapitalization affecting the Series A-1 Preferred Stock.

“Threshold TCF” means, as of any date of determination, the difference of (x) the product of fifteen (15), multiplied by the LQA TCF (as defined below) of the Issuer and its subsidiaries on a consolidated basis for the last fiscal quarter ended immediately preceding such date, minus (y) the sum of the aggregate amount of Senior Debt outstanding and the Series A-1 Preference Payment (excluding any amount attributable to, if any, the applicable Series A-1 Premium), in each case, as of the close of business on the last day of the last fiscal quarter ended immediately preceding such date.

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“LQA TCF” means, as of any period of determination, the product of (a) the net tower cash flow for the fiscal quarter (as more particularly defined in the Certificate of Designation) of (x) in the case of adjustments with respect to the determination of the Aggregate A-1 Adjustment Amount (as defined below), only the towers existing as of August 1, 2013 and certain towers currently under development, or (y) for all other purposes, all eligible assets of the Issuer and its subsidiaries on a consolidated basis, in each case, for the fiscal quarter then ended, multiplied by (b) four (4), provided, however, any cash collections included within such cash flows that are attributable to tenant leases which are scheduled to expire, terminate, not renew or otherwise not continue at the same or a greater level than the amount included in such cash flows shall be excluded from the entire calculation.

“Aggregate A-1 Adjustment Amount” means the product of (x) twenty (20), multiplied by (y) the amount by which the LQA TCF is less than $1,700,000.

“Aggregate Additional A-1 Adjustment Amount” means the amount, if any, by which the final building cost for certain towers currently under development by the Issuer and its subsidiaries exceeds $4,300,000.

Registration Rights Agreement. In connection with the Purchase Agreement, the Fir Tree Investors and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 1, 2013, pursuant to which the Fir Tree Investors may require the Issuer to prepare and file a Form S-3 resale registration statement (or such other form the Issuer is then eligible to use if not then eligible to use Form S-3) covering the resale of the shares of Common Stock issued or issuable to the Fir Tree Investors upon conversion of the Series A-2 Preferred Stock, any additional shares of Common Stock that are issued or issuable to the Fir Tree Investors at any time and any securities issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to such shares. If the registration statement is not filed within 30 days after the Fir Tree Investors’ demand for registration or is not declared effective within 60 days after filing (subject to certain exceptions) or the Issuer is otherwise in breach of the Registration Rights Agreement, the Issuer shall be subject to liquidated damages payable to the demanding Fir Tree Investors in the amount of 1.5% of the aggregate purchase price paid by the Fir Tree Investors pursuant to the Purchase Agreement for the securities to be covered by the registration statement. In addition, the Fir Tree Investors are entitled to certain piggyback registration and underwritten offering rights.

Stand Down Agreement. The Fir Tree Investors, among other parties, have executed a stand down agreement (the “Stand Down Agreement”), pursuant to which the Fir Tree Investors agreed not to, during the period commencing on August 1, 2013 and ending on December 31, 2014, unless earlier terminated pursuant to certain early termination events, directly or indirectly (1) sell or grant options for the sale of any shares of the Issuer’s Common Stock; or (2) enter into any swap or other agreement or arrangement (other than cash settled swaps) that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock.

The Stand Down Agreement includes certain exceptions, including: (i) the sale of shares of Common Stock in any underwritten public offering of the Issuer; (ii) transactions relating to shares of Common Stock acquired in open market transactions; (iii) transfers of certain securities by gift or in connection with estate planning; (iv) transfers or distributions of securities to certain affiliates or affiliated entities, provided that such affiliates or affiliated entities shall remain subject to the terms and conditions of the stand down agreement; (v) the establishment of a trading plan pursuant to Rule 10b 5-1 under the Exchange Act for the transfer of shares of Common Stock, subject to certain limitations, including that such plan does not require registration or reporting during the effective period of the stand down agreements; (vi) the conversion of any shares of Series A-2 Preferred Stock; (vii) the public or private sale of shares of Common Stock to the extent permitted under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), provided that the maximum number of shares sold in any 90-day period may not exceed one percent (1%) of the total issued and outstanding shares of Common Stock; and (viii) any private sale, gift, transfer or other disposition of shares of Common Stock under Regulation S promulgated under the Securities Act.

Equity Letter. The Issuer and the Fir Tree Investors have executed a letter agreement (the “Equity Letter”) with respect to Michael Hofe and B. Eric Sivertsen, the former management team of Liberty Towers, LLC (“Liberty”), the assets of whom the Issuer acquired with a portion of the proceeds of the Series A Preferred Stock on August 2, 2013 (the “Liberty Acquisition”), pursuant to which the Issuer has agreed to negotiate with Messrs. Hofe and Sivertsen setting forth the basic terms and conditions of certain option grants to them. Under the terms of the Equity Letter, the Fir Tree Investors have agreed to support such grants on such detailed terms and conditions as shall be subject to the approval of the Fir Tree Investors, as determined in their sole discretion.

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Housatonic Rights Agreement. In connection with the Liberty Acquisition, the Fir Tree Investors entered into a Rights Agreement (the “Housatonic Rights Agreement”), dated as of August 1, 2013, with Housatonic Equity Investors IV, L.P., Housatonic Equity Affiliates IV, L.P. and Chesapeake Towers Development, LLC, the former owners of Liberty (collectively, the “Liberty Members”) and the Issuer, for the limited purpose of agreeing to certain co-sale and drag-along provisions. Pursuant to the Housatonic Rights Agreement, if prior to August 1, 2018, one or more of the Fir Tree Investors proposes to sell its Series A-2 Preferred Stock or Common Stock (or dividends thereon), the Liberty Members would have a tag-along right to participate in such proposed transaction on a pro rata basis, subject to customary terms and conditions generally applicable to co-sale transactions as are set forth in the agreement. If prior to August 1, 2018, the Issuer proposes to consummate a sale of more than fifty (50%) percent of the outstanding voting securities of the Issuer, whether by merger, consolidation, joint venture, exchange or otherwise, the Fir Tree Investors have a drag-along right to require the Liberty Members to participate in such transaction on a pro-rata basis, subject to customary terms and conditions generally applicable to drag-along transactions as are set forth in the agreement. The Housatonic Rights Agreement also contains certain put and call rights, whereby the Liberty Investors have the right to put, and the Issuer has the right to call, the Issuer securities owned by the Liberty Members on the terms and conditions set forth in the agreement. The Fir Tree Investors are not obligated with respect to either the put or call rights. The Reporting Persons disclaim beneficial ownership of all securities of the Issuer owned by the Liberty Members.

Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC. On December 31, 2014, certain Class A membership interests in Communications Infrastructure Group LLC (“CIG LLC”), an indirect subsidiary of the Issuer, were automatically exchanged for 39,490,420 shares of Common Stock (the “Exchange Shares ”) pursuant to the Amended and Restated Limited Liability Company Operating Agreement of CIG LLC, dated June 30, 2012, as amended (the “CIG LLC Agreement”). Pursuant to the CIG LLC Agreement, the holders of the Exchange Shares are obligated to deliver the Exchange Shares to the Issuer, on behalf and for the benefit of Fir Tree Capital and Fir Tree REF, and until so delivered, the Exchange Shares shall be held in trust by the holders thereof as the property of Fir Tree Capital and Fir Tree REF.

As of the Filing Date, the Reporting Persons disclaim all pecuniary interest in the Exchange Shares solely for purposes of Section 13(d) of the Exchange Act. The Reporting Persons understand that the holders of the Exchange Shares will be responsible for making appropriate filings pursuant to Section 13(d) or Section 13(g) of the Exchange Act in connection with the issuance of the Exchange Shares. The filing of this Amendment No. 7 to Schedule 13D shall not be construed as an admission that any of the Reporting Persons is or was solely for the purposes of Section 13(d) of the Exchange Act the beneficial owner of any of the Exchange Shares. Pursuant to Rule 13d-4, each of the Reporting Persons disclaim such beneficial ownership. The foregoing statements are without prejudice to all rights and remedies the Reporting Persons or any of their respective affiliates may have in connection with the Exchange Shares under the CIG LLC Agreement or otherwise, all of which are hereby expressly reserved.

Fir Tree Investors Notes. On December 10, 2014, the Issuer received a loan from each of Fir Tree Capital and Fir Tree REF, evidenced by promissory notes in the amount of $3.5 million each (the “Notes”). The Notes mature on the earlier of: (i) August 1, 2018; (ii) the date on which such amounts due under the Notes are accelerated in accordance with the terms of the Notes; (iii) the occurrence of a “Liquidation Event” as defined in the Certificate of Designation; or (iv) the date on which the Series A-1 Preferred Stock is redeemed or redeemable. Interest on the principal balance of the Notes accrues on a quarterly basis at the rate of 15% per annum, calculated on the basis of a 360 day year and actual number of days elapsed. Interest on the Notes, at the option of the Issuer, is payable quarterly or added to the principal amount of the Notes as of such due date. At the option of the Issuer, the unpaid principal of the Notes may be prepaid in whole or in part, at any time, with accrued and unpaid interest thereon but without penalty or premium; provided that any such partial prepayment shall be in an increment of $1,750,000, plus accrued and unpaid interest thereon. The amounts borrowed pursuant to the Notes were used to acquire certain communications tower assets.

Letter Agreement. The information regarding the Letter Agreement set forth in Item 4 hereof is incorporated into this Item 6 by reference.

The foregoing definitions and descriptions of the Purchase Agreement, Certificate of Designation, Registration Rights Agreement, Stand Down Agreement, Equity Letter, Housatonic Rights Agreement, bylaws amendments, Supplemental Agreement, CIG LLC Agreement, Notes and Letter Agreement described in this Item 6 are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety to the full text of the respective agreements and documents, which have been attached hereto as exhibits and which are incorporated herein by reference. A copy of the Purchase Agreement is attached as Exhibit 2, the Certificate of Designation is attached as Exhibit 3, the Registration Rights Agreement is attached as Exhibit 4, the Stand Down Agreement is attached as Exhibit 5, the Equity Letter is attached as Exhibit 6, the Housatonic Rights Agreement is attached as Exhibit 7, the bylaws amendments are attached as Exhibit 8 and Exhibit 9, the Supplemental Agreement is attached as Exhibit 10, the CIG LLC Agreement and the amendments thereto are attached as Exhibits 17 - 21, the Notes are attached as Exhibits 22 and 23 and the Letter Agreement is attached as Exhibit 24 to this statement on Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

The following exhibits are incorporated into this statement on Schedule 13D:

Exhibit 1	Information regarding the Instruction C persons is incorporated by reference to Exhibit 1 to the Schedule 13D filed by Fir Tree Capital Opportunity (LN) Master Fund, L.P., Fir Tree REF III Tower LLC and Fir Tree Inc. with the U.S. Securities and Exchange Commission on August 12, 2013.

Exhibit 2	Securities Purchase Agreement, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.38 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 3	Certificate of Designation, Preferences and Rights of Series A-1 Non-Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of CIG Wireless Corp. as filed with the Nevada Secretary of State on August 1, 2013, incorporated by reference to Exhibit 3.7 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 4	Registration Rights Agreement, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.39 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

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Exhibit 5	Form of Stand Down Agreement, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.42 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 6	Equity Letter, by CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC to Michael Hofe and B. Eric Sivertsen, dated August 1, 2013, incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 7	Rights Agreement, by and among CIG Wireless Corp., Housatonic Equity Investors IV, L.P., Housatonic Equity Affiliates IV, L.P., Chesapeake Towers Development, LLC, Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, dated as of August 1, 2013, incorporated by reference to Exhibit 10.41 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 8	Amendment to Bylaws of CIG Wireless Corp., effective August 1, 2013, incorporated by reference to Exhibit 3.8 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 9	Amendment to Bylaws of CIG Wireless Corp., effective September 23, 2013, incorporated by reference to Exhibit 3.9 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on September 27, 2013.

Exhibit 10	Supplemental Agreement, dated December 18, 2013, by and among CIG Wireless Corp., Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, incorporated by reference to Exhibit 10.55 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on December 23, 2013.

Exhibit 11	Form of Restricted Stock Award, incorporated by reference to Exhibit 10.57 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 5, 2014.

Exhibit 12	Restricted Stock Award to Paul McGinn, dated as of February 27, 2014, incorporated by reference to Exhibit 10.58 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 5, 2014.

Exhibit 13	Restricted Stock Award to Romain Gay-Crosier, dated as of February 27, 2014, incorporated by reference to Exhibit 10.59 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 5, 2014.

Exhibit 14	Restricted Stock Award to Gabriel Margent, dated as of February 27, 2014, incorporated by reference to Exhibit 10.60 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 5, 2014.

Exhibit 15

Restricted Stock Award to Grant Barber, dated as of February 27, 2014, incorporated by reference to Exhibit 10.61 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 5, 2014.

Exhibit 16	Second Supplemental Agreement, dated March 7, 2014, by and among the Issuer, Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC, incorporated by reference to Exhibit 10.62 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 13, 2014.

Exhibit 17	Amended and Restated Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC, dated June 30, 2012, by and among Communications Infrastructure Group, LLC, CIG Solutions, LLC, CIG Towers, LLC, CIG Wireless Corp., Compartment IT2, LP, Compartment IT5, LP and Compartment IT9, LP, incorporated by reference to Exhibit 10.26 to the Quarterly Report on Form 10-Q filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 14, 2012.

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Exhibit 18

Amendment No. 1 to Amended and Restated Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC, dated December 31, 2012, by and among Communications Infrastructure Group, LLC, CIG Solutions, LLC, CIG Towers, LLC, CIG Wireless Corp., Compartment IT2, LP, Compartment IT5, LP and Compartment IT9, LP, incorporated by reference to Exhibit 10.35 to the Transition Report on Form 10-KT filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on February 14, 2013.

Exhibit 19

Certificate of Rescission of Amendment No. 1 to Amended and Restated Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC dated December 31, 2012, by and among Communications Infrastructure Group, LLC, CIG Solutions, LLC, CIG Towers, LLC, CIG Wireless Corp., Compartment IT2, LP, Compartment IT5, LP and Compartment IT9, LP, incorporated by reference to Exhibit 10.36 to the Transition Report on Form 10-KT filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on February 14, 2013.

Exhibit 20	Amendment No. 2 to Amended and Restated Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC, dated December 31, 2012, by and among Communications Infrastructure Group, LLC, CIG Solutions, LLC, CIG Towers, LLC, CIG Wireless Corp., Compartment IT2, LP, Compartment IT5, LP and Compartment IT9, LP, incorporated by reference to Exhibit 10.37 to the Transition Report on Form 10-KT filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on February 14, 2013.

Exhibit 21	Amendment No. 3 to the Amended and Restated Limited Liability Company Operating Agreement of Communications Infrastructure Group, LLC, by and among CIG Wireless Corp., Communications Infrastructure Group, LLC, CIG Solutions, LLC, CIG Towers, LLC, Compartment IT2, LP, Compartment IT5, LP and Compartment IT9, LP, dated August 1, 2013, incorporated by reference to Exhibit 10.43 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on August 7, 2013.

Exhibit 22	Unsecured Promissory Note, dated December 10, 2014 by made by CIG Wireless Corp. in favor of Fir Tree Capital Opportunity (LN) Master Fund, L.P.
Exhibit 23	Unsecured Promissory Note, dated December 10, 2014 by made by CIG Wireless Corp. in favor of Fir Tree REF III Tower LLC.
Exhibit 24	Letter Agreement, effective as of January 21, 2015, between CIG Wireless Corp. and Fir Tree Capital Opportunity (LN) Master Fund, L.P. and Fir Tree REF III Tower LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015	FIR TREE INC.
	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE CAPITAL OPPORTUNITY (LN) MASTER FUND, L.P. By: FIR TREE INC., its Manager
	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE REF III TOWER LLC By: FIR TREE INC., its Manager
	By:	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director